Diebold, Incorporated 5995 Mayfair Road P.O. Box 3077 North Canton, OH 44720-8077 330-490-4000 www.diebold.com

September 1, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Jennifer Fugario, Staff Accountant
Matthew Crispino, Staff Attorney

Re:	Diebold, Incorporated
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 22, 2011 Definitive Proxy Statement on Schedule 14A Filed March 11, 2011
File Number 001-04879

Ladies and Gentlemen:

Diebold, Incorporated, an Ohio corporation (the “Company” or “we” or “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 1, 2011 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”), filed February 22, 2011 and Proxy Statement on Schedule 14A.

Below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.	We note the disclosure on pages 5 and 12 that you have operations in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. In addition, we are aware of publicly-available information that you provide ATMs to the Armenian Card payment system in which Iran’s Mellat Bank, an entity designated as a Specially Designated National by the Treasury Department, participates. Cuba, Iran, Syria, and Sudan are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include any information on contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and Sudan, if any, whether through subsidiaries, joint ventures, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, information, services, or support you have provided, directly or indirectly, to the referenced countries, including any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response: The Company has in place an Export/Import Compliance Policy Statement that governs sales into countries that are subject to U.S. economic sanctions and export controls. This policy is applicable to both the Company and its domestic and foreign subsidiaries. The Company’s Governance, Risk & Compliance Manager, who is a licensed customs broker, reviews the policy statement regularly with appropriate management personnel and believes that the Company and its subsidiaries are in compliance with it. In addition, all persons at the Company involved with importing or exporting are required to complete an Import/Export Awareness Training course every two years. Finally, the Company has recently hired a Chief Compliance Officer and, as part of his responsibilities, he will also monitor the Company’s compliance with this policy statement.

Further, it is the practice of the Company’s global Order Management team to screen all customers with a third-party service prior to placing the order. Any potential negative feedback is forwarded to the Governance, Risk & Compliance Manager for review and approval. A monthly compliance report is generated and provided to senior management that oversees the Company’s global Order Management. The Company also subscribes to a service that provides regular updates to its Export Restrictions list every time there is an addition or deletion of a country, and such Export Restriction list is circulated to the Company’s relevant employees worldwide.

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September 1, 2011

The Company has never provided, directly or, to its knowledge, indirectly, any sales of products, equipment, components, technology, software, information, services or support to Cuba, Iran, Syria or Sudan, whether through its foreign subsidiaries, joint ventures, distributors or other direct or indirect arrangements, and the Company does not anticipate doing so while these countries are designated as state sponsors of terrorism by the State Department or subject to U.S. economic sanctions and export controls. In addition, the Company does not have any agreements, commercial arrangements or other contracts with the governments of those countries or entities controlled by those governments, and the Company does not anticipate doing so while these countries are designated as state sponsors of terrorism by the State Department or subject to U.S. economic sanctions and export controls.

To our knowledge, the Armenian Card (“ArCa”) payment system is a card payment system, similar to MasterCard or Visa, created and/or introduced by the Armenian commercial banks and the Central Bank of Armenia in 2001. To our knowledge, Mellat Bank is an Iranian bank with a branch or subsidiary in Armenia that has been granted the right to issue ArCa cards by the ArCa card payment system. We have never engaged, directly or, to our knowledge, indirectly, in any sales of products, equipment, components, technology, software, information, services or support to Mellat Bank or to any of its branches or subsidiaries.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

2.	We note that based on the results of your annual goodwill impairment test for fiscal 2010, you determined that the goodwill related to the EMEA reporting unit was fully impaired and recorded an impairment charge during the fourth quarter. Based on your disclosures on pages 12, 38 and 70, you state that the goodwill impairment was a result of management reducing its near-term earnings outlook for the EMEA business unit due to operational challenges in the EMEA region over the past few quarters and negative business impact related to potential FCPA compliance issues. We note that management mentioned similar issues on the third quarter earnings call, specifically concerns related to EMEA’s ability to compete profitably, lower year-over-year growth than previously expected and operational setbacks in Russia due to the FCPA issue. Please explain to us how you considered whether or not these were triggering events requiring you to reassess your goodwill for impairment pursuant to ASC 350-20-35-30. As part of your response, tell us what other factors you considered at September 30, 2010 in concluding that an interim goodwill impairment test was not required as well as what consideration you gave to disclosing these as known trends or uncertainties that were “reasonably likely” to have a material impact on your results of operations requiring additional disclosure pursuant to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response: In its quarterly report on Form 10-Q for the quarter ended September 30, 2010 filed on November 5, 2010, the Company disclosed concerns about its EMEA operations in management’s discussion and analysis of financial condition and results of operations, as well as in its third quarter 2010 earnings conference call held on October 28, 2010. Management evaluated these events at September 30, 2010 to determine if it was more likely than not that we would reduce the fair value of the EMEA reporting unit below its carrying value. In making this determination, management noted that, as of the November 30, 2009 annual impairment assessment, the fair value of the EMEA reporting unit was approximately $473 million while the carrying value was approximately $295 million. This yielded an excess of fair value over carrying value for EMEA of $178 million. Management also noted that the excess of fair value over carrying value was $212 million and $203 million as of November 30, 2008 and 2007, respectively. During the Company’s annual strategic planning process, which is initially compiled late in the third quarter, management made a decision to replace its distributor channel and do business in Russia under a direct approach. The Company announced this decision during its 2010 third quarter earnings conference call. The EMEA-related concerns discussed during the third quarter 2010 and our decision to change our business model in Russia were not expected to have a material impact on the Company at that time. Based on the prior impairment analyses indicating such a substantial excess of fair value over carrying value and our assessment of the impact of the business conditions in EMEA, management did not believe the concerns would impact our results such that disclosure of a potential decline in fair value of the EMEA reporting unit was more likely than not; accordingly, no disclosure was warranted in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2010.

After the 2010 third quarter earnings conference call and filing of the Form 10-Q for the quarter ended September 30, 2010, the Company’s strategic planning process continued into the fourth quarter of 2010. At that time, management significantly reduced its near-term outlook for the EMEA reporting unit, reducing the revenue and net income before tax forecast for 2011 by 11 percent and 63 percent, respectively. When finalizing the 2011 forecast for EMEA, management further reduced EMEA’s forecasted revenue and net income before tax by five percent and 78 percent, respectively. These forecast reductions were prompted when management realized the EMEA-related concerns (ability to compete profitably, lower year-over-year growth than previously expected and operational setbacks in Russia due to the FCPA issue) were causing fourth quarter 2010 declines in EMEA order volume beyond what was initially anticipated for the region. Furthermore, in the fourth quarter 2010, management, as a result of the ongoing strategic planning process, determined that the Company’s footprint across the EMEA region needed to be examined. The impact of these forecast adjustments not only reduced the 2011 forecast, but also significantly reduced the Company’s multi-year outlook in its valuation of the EMEA reporting unit. In the fourth quarter 2010 earnings conference call, management

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September 1, 2011

indicated that the Company was in the process of developing plans that have led to the restructuring of the EMEA region reported during the first and second quarters of 2011. This restructuring resulted in pre-tax restructuring charges totaling $15 million for the six months ended June 30, 2011 and anticipated future pre-tax restructuring charges of $10 million to $13 million to be incurred into 2012. Consideration of all of these factors led to the Company recording the EMEA pre-tax impairment charge of $168.7 million during the three months ended December 31, 2010.

Liquidity and Capital Resources, page 34

3.	We note your disclosure that a substantial portion of cash and cash equivalents and short-term investments reside in international tax jurisdictions and repatriation of these funds could be negatively impacted by potential foreign and domestic taxes. Please tell us the amount of cash and cash equivalents and short-term investments held outside the U.S. as of December 31, 2010. Additionally, please tell us how you considered providing this quantitative disclosure as information that is material to an understanding of the company’s liquidity position. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Response: In the Form 10-K, we used the term “substantial portion” to describe the portion of the Company’s cash and cash equivalents and short-term investments held outside the U.S. Management has changed this description to indicate that a “vast majority” of our cash and cash equivalents and short-term investments reside in international tax jurisdictions in its quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2011. Further, the Company discloses that repatriation of certain funds held outside the U.S. could be negatively impacted by potential foreign and domestic taxes. Management believes that disclosing that a vast majority of our cash and cash equivalents and short-term investments reside in international jurisdictions is more meaningful as it tells the reader qualitatively without referring to the balance sheet how international funds can impact the Company’s liquidity position. [The Company advises the Staff that the remainder of this paragraph is being provided under separate cover by the Company. By separate letter, the Company has requested confidential treatment of the remainder of this paragraph pursuant to the provisions of 17 C.F.R. § 200.83.]

Item 8: Financial Statements and Supplementary Data

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page 51

4.	We note from your disclosures regarding financial self-service and electronic security products and integrated services, that the selling price of deliverables within multiple-deliverable arrangements is based on vendor-specific objective evidence (“VSOE”), which is the price when sold on a stand-alone basis, or the estimated selling price. We further note that the selling price of deliverables within multiple-deliverable arrangements in connection with election and lottery systems is based on the estimated selling price. Please tell us and expand your disclosures in future filings to address the significant factors, inputs, assumptions, and methods used to determine estimated selling price for the significant deliverables in these multiple-deliverable arrangements. We refer you to 605-25-50-2(e).

Response: The Company’s best estimate of selling price is consistent with the objective of determining VSOE, which is the price at which we would expect to transact on a stand-alone sale of the product or service. The determination of estimated selling price (“ESP”) is based on applying significant judgment to weigh a variety of company-specific factors including our pricing practices, customer volume, geography, internal costs and gross margin objectives, information gathered from experience in customer negotiations, recent technological trends, and competitive landscape.

When describing its significant accounting policies, the Company will expand its future disclosures to address the significant factors, inputs, assumptions, and methods used to determine estimated selling price for the significant deliverables in its multiple-deliverable arrangements in accordance with 605-25-50-2(e) to include the language below to the extent applicable.

“The Company’s best estimate of selling price is consistent with the objective of determining VSOE, which is the price at which we would expect to transact on a stand-alone sale of the product or service. The determination of ESP is based on applying significant judgment to weigh a variety of company-specific factors including our pricing practices, customer volume, geography, internal costs and gross margin objectives, information gathered from experience in customer negotiations, recent technological trends, and competitive landscape.”

5.

We note your disclosure on page 52 in connection with software solutions and service revenue that for contracts involving multiple deliverables, amounts deferred for software support are based on VSOE of the value of the deliverables. This statement appears to suggest that VSOE of fair value exists for all elements in the arrangement, including the undelivered element, i.e.,

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September 1, 2011

software support. Please confirm whether our understanding is correct. If this is the case, please describe the methodology and assumptions used to establish VSOE of fair value for the software support included in your multiple-deliverable software arrangements. In your response, describe the process you use to evaluate the various factors that affect your establishment of VSOE of fair value for software support. For example, if your agreements include stated future renewal rates, tell us how you determined the renewal rates are substantive. In this regard, please provide the range of typical renewal rates that are stated in your contracts and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE of software support is based on stand-alone sales, then provide the volume and range of stand-alone sales used to establish VSOE. Additionally, please describe your policy for allocating arrangement consideration to software support when the contractual price for this element does not fall within the respective VSOE of fair value range.

Response: The Company offers software solutions (networking software) and software related elements that can be bundled with other products and services. Revenue on these types of software solutions and software related elements does not represent a significant portion of our revenue, approximately 4 percent of consolidated revenue for the year ended December 31, 2010. If this software is bundled with product and services, we account for the software in accordance with ASC 985-605 and the related equipment and services in accordance with ASC 605. If our solutions contain software that is more than incidental, revenue related to the software and software-related elements is recognized in accordance with authoritative guidance on software revenue recognition. For the software and software-related elements of such transactions accounted for under ASC 985-605, revenue is allocated based on the relative fair value of each element, and fair value is determined using VSOE. When the fair value of a delivered element has not been established, but fair value exists for the undelivered elements, the Company uses the residual method to recognize revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized upon delivery.

VSOE on the undelivered elements, software support, is determined based upon stated renewal rates specified by a dollar amount in the contract and varies for different classes of customers (e.g., national and regional banks and geographies). We have determined that our renewal rates are substantive based on the fact that these rates are consistent with our internal pricing practices. Greater than 90 percent of renewals are at the stated rate.

In future filings, the Company will enhance its revenue recognition policy disclosure where applicable to state when VSOE does not exist for the delivered element but does exist for the undelivered element, the revenue recognized associated with the delivered element is recognized using the residual method.

Note 4: Income Taxes, page 61

6.	We note the caption in your effective income tax rate reconciliation for foreign income taxes. We also note the MD&A disclosures on pages 29 and 33 which suggest that this item includes the effects of changes in the deferred tax asset valuation allowance at foreign subsidiaries and foreign rate differential. Please confirm whether our understanding is correct and identify any other significant components of this item for each of the three years presented. Additionally, please explain how the foreign rate differential is determined in each fiscal year.

Response: For each of 2010, 2009 and 2008, the effective tax rate reconciliation is presented in the footnotes to our financial statements. The line item “Foreign Income Taxes” does include the effects of changes in the deferred tax asset valuation allowance at foreign subsidiaries and the foreign tax rate differential. In future filings, the Company will revise its effective tax rate reconciliation disclosure.

The foreign rate differential is calculated on a jurisdictional basis by multiplying income from continuing operations by the difference between the U.S. statutory income tax rate of 35 percent and the applicable foreign statutory income tax rate.

In addition to changes in the deferred tax asset valuation allowance at foreign subsidiaries and foreign tax rate differential, significant components of foreign income taxes in the effective income tax rate reconciliation include, but are not limited to, the following: non-taxable Brazilian economic incentive credits, goodwill amortization at foreign subsidiaries, tax credits attributable to foreign jurisdictions, and other foreign permanent items, which are not significant individually or in the aggregate.

7.	We note that the “Other” line item in the effective income tax rate reconciliation appears to have had a significant impact for fiscal 2010. Please provide us with a breakdown of the components of this line item. As part of your response, tell us how you considered providing further quantitative breakdown of this line item as well as a qualitative discussion explaining the nature of the items included in this line item. See Rule 408(h)(2) of Regulation S-X and ASC 740-10-50-14.

Securities and Exchange Commission

September 1, 2011

Response: The nature of the components of the “Other” line item in the effective income tax rate reconciliation for 2010 is as follows (dollars in thousands):

Income tax contingencies and payable adjustments	$2,848
Changes in tax law and rates	(1,291)
Investment in foreign subsidiaries and joint ventures	907
General business credits	(1,421)
Nondeductible meals and entertainment	1,020
Tax effect of permanent provision to return adjustments	791
ESOP dividends	(688)
Nondeductible expenses	244
Penalties	52
Miscellaneous other	34

Total Other Effective Tax Rate Adjustments	$2,496

Because of the near break-even results for the year, the mechanical result of applying the aforementioned guidance would result in a disclosure threshold of $0.1 million, which would subject all but two of the items above to disclosure. These amounts are insignificant to the financial statements as a whole and the Company’s ‘normalized’ operating results after considering the impact of the goodwill impairment charge. There are no items individually that exceed 5 percent of the expected statutory tax expense calculated based upon the Company’s 2010 loss from continuing operations exclusive of the impact of goodwill impairment as follows (dollars in thousands):

2010
Loss from continuing operations before taxes	$(2,397)
Less goodwill impairment	168,714

Income before taxes and goodwill impairment	$166,317

Expected statutory tax at 35 percent	$58,211
5 percent of expected statutory tax	$2,911

Note 7: Allowance for Credit Losses, page 67

8.	We note you adopted the disclosure requirements in ASU 2010-20 related to your financing receivables and the related allowance for credit losses as of December 31, 2010. Please tell us how you considered the disclosure requirements in ASC 310-10-50-29 and 50-30 with respect to credit quality information.

Response: The Company disclosed in Note 7 of the Notes to Consolidated Financial Statements that “Credit quality is reviewed at inception and is re-evaluated as needed based on customer specific circumstances.” Also, the Company disclosed that it evaluates its financing receivables all individually for impairment. Of the financing receivables balance of $141.3 million as of December 31, 2010, $60.7 million was disclosed in Note 6 of the Notes to Consolidated Financial Statements as “related to a customer financing arrangement in Brazil.” This customer is a government entity and thus the Company does not regularly assess credit quality of this customer due to the low risk of government default. The remainder of the financing receivables are foreign and U.S. banking institutions. The Company evaluates its financing receivables on a customer by customer basis. The aging the Company uses to assess financing receivables for impairment is the primary indicator of credit quality and is disclosed. Also, the Company has insurance policies, as disclosed in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2011, which reduces its risk related to the net investment in notes receivable.

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Note 15: Commitments and Contingencies, page 80

9.	We note your disclosure in which you indicate it is management’s opinion that the consolidated financial statements would not be materially affected by the outcome of the legal proceedings incurred in the normal course of business, commitments or asserted claims. Please tell us how you considered ASC 450-20-50-6 regarding unasserted claims and assessments in connection with your loss contingency disclosure obligations.

Response: ASC 450-20-50-6 requires disclosure of unasserted claims where there has been no manifestation by the potential claimant of awareness of a possible claim if both of the following criteria are met (1) it is probable a claim will be asserted and (2) there is a reasonable possibility that the outcome will be unfavorable. At December 31, 2010, there were no such potential claimants holding unasserted claims that met the threshold for disclosure. Management made this determination after consulting with internal and external counsel as a part of our quarterly procedures to review existing and potential legal matters and exposures.

10.	We note from your disclosures that during 2009, 2010 and the first quarter of 2011 you agreed to settle several of your legal matters. For those settlements that you disclose will be paid out of the Company’s insurance policies, please tell us how the amounts (i.e., loss contingencies, insurance proceeds) are recorded in the consolidated financial statements. In this regard, note that contingent loss claims which may or may not be covered by insurance should not be presumed as not needing recognition, presentation or disclosure and assets and liabilities should not be offset in a statement of financial position for disclosure purposes (i.e., reported at a net amount) unless a right of setoff exists. See ASC 210-20-05-1.

Response: Management did not deem the amount of these settlements to be material and thus the Company recognized the loss contingencies and the related insurance proceeds in its consolidated financial statements on a net basis. In the Form 10-K, the Company disclosed settlements covered by insurance policies that total approximately $12.4 million, or 0.5 percent of the Company’s total assets as of December 31, 2010. Management monitors these amounts on a quarterly basis, and should such amounts become material, the Company would record the loss contingencies and the related insurance proceeds in its consolidated financial statements on a gross basis.

11.	We note your disclosures regarding the putative federal securities class action and shareholder derivative lawsuit, the Butler County election systems claims and the Company’s FCPA review and related government investigations. Please tell us how you considered paragraphs 3 through 5 of ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y in disclosing the amount or range of reasonably possible losses. In this regard, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please revise your disclosure in future filings to provide this information.

Response: In future filings, to the extent applicable, we will clarify that any possible loss or range of losses associated with the putative federal securities class action and shareholder derivative lawsuits cannot be estimated. Should circumstances change related to the putative federal securities class action such that an estimate of a possible loss or range of loss can be made, then we will include such an estimate in our future filings. It should be noted that the derivative lawsuit was brought forth by an alleged shareholder for the benefit of the Company, and will not result in a loss. In regards to the Butler County election systems claim, in future filings, to the extent applicable, we will indicate that we believe any settlement related to this claim will not have a material impact on the financial statements of the Company. With respect to the FCPA review and related government investigations, management has disclosed the following within the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2011:

“During the second quarter of 2010, while conducting due diligence in connection with a potential acquisition in Russia, the Company identified certain transactions and payments by its subsidiary in Russia (primarily during 2005 to 2008) that potentially implicate the FCPA, particularly the books and records provisions of the FCPA. As a result, the Company is conducting an internal review and collecting information related to its global FCPA compliance.

In the fourth quarter of 2010, the Company identified certain transactions within its Asia Pacific operation over the past several years which may also potentially implicate the FCPA. The Company’s current assessment indicates that the transactions and payments in question to date do not materially impact or alter the Company’s consolidated financial statements in any year or in the aggregate. The Company’s internal review is ongoing, and accordingly, there can be no assurance that this review will not find evidence of additional transactions that potentially implicate the FCPA.

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September 1, 2011

The Company has voluntarily self-reported its findings to the SEC and the DOJ and is cooperating with these agencies in their review. The Company was previously informed that the SEC’s inquiry has been converted to a formal, non-public investigation. The Company also received a subpoena for documents from the SEC and a voluntary request for documents from the DOJ in connection with the investigation. The Company expects to complete its internal review of these matters by the end of 2011. Once the Company completes its internal review, it will begin discussions with the SEC and the DOJ to resolve this matter. At this time, the Company cannot predict the results of the government investigations and therefore cannot estimate the potential loss or range of loss it may incur with respect to these investigations or their potential impact on the consolidated financial statements. Future resolution of these matters with the DOJ and SEC could result in a material impact to the Company’s consolidated financial statements.”

12.	As a related matter, we note that in 2009 you agreed to settle the civil charges related to the SEC’s investigation into your revenue recognition regarding bill and hold arrangements and accrued a loss of $25 million in that year. The disclosures provided in the contingency footnote in filings prior to the settlement stated that the Company could not predict the length, scope or results of the investigations, or the impact, if any, on its results of operations. Please tell us how such disclosures are in compliance with the above noted ASC 450 disclosure requirements.

Response: With respect to the May 2009 agreement in principle to settle the civil charges related to the SEC investigation, management had disclosed prior to first quarter 2009 that the Company could not predict the length, scope or results of its review or the government investigations, or the impact, if any, on its results of operations. In stating that we could not predict the outcome of the review or its impact, management was indicating that a loss or potential range of loss as described in ASC 450 was not estimable at the time the disclosure was made. In the first quarter of 2009, the Company engaged in settlement discussions with the SEC and recorded the $25 million charge, as well as included updated disclosures on Form 8-K filed on May 4, 2009 and Form 10-Q for the quarter ended March 31, 2009.

Note 19: Segment Information, page 90

13.	We note the change made to your segment reporting beginning in the first quarter of fiscal 2010. We further note your disclosure that management evaluates the performance of the segments based on revenue and segment gross margin, yet the measure of segment profit or loss reported in the quantitative disclosures is “operating (loss) profit.” Please clarify.

Response: In future filings, we will clarify that management evaluates the performance of the segments based on revenue and operating (loss) profit.

Definitive Proxy Statement on Schedule 14A filed March 11, 2011

Proxy Card

14.	The description of Proposal 3 in your proxy card does not appear to accurately describe the proposal on which shareholders were being asked to vote. The Proxy Card indicates that shareholders were voting on whether “to hold an advisory vote on named executive officer compensation.” Shareholders, however, were not voting on whether to hold an advisory vote, but on whether to approve, on an advisory basis, the compensation of your named executive officers. Please confirm that in connection with future advisory votes on executive compensation, you will clearly state in your proxy card that shareholders are being asked to vote to approve, on an advisory basis, the compensation of the company’s named executive officers.

Response: In connection with future advisory votes on executive compensation, we will clearly state in our proxy card that shareholders are being asked to vote to approve, on an advisory basis, the compensation of the Company’s named executive officers.

* * *

Securities and Exchange Commission

September 1, 2011

Closing Comments

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (330) 490-4473.

Sincerely,

/s/ Thomas W. Swidarski
Thomas W. Swidarski
President and Chief Executive Officer